Filed Pursuant to Rule 433

Registration Statement No. 333-275097

October 23, 2023

GENUINE PARTS COMPANY

Pricing Term Sheet

$425,000,000 6.500% Senior Notes due 2028

$375,000,000 6.875% Senior Notes due 2033

This pricing term sheet to the preliminary prospectus supplement dated October 23, 2023 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the Securities. The information in this pricing term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Terms Applicable to the Securities

Issuer:	Genuine Parts Company

Security Type:	Senior Unsecured Fixed Rate Notes

Offering Format:	SEC-registered

Aggregate Principal Amount:	$800,000,000

Trade Date:	October 23, 2023

Ratings (Moody’s / S&P)*:	Baa1 (stable) / BBB (stable)

Settlement Date**:	November 1, 2023 (T+7)

Terms Applicable to the 2028 Notes

Securities:	6.500% Senior Notes due 2028

Aggregate Principal Amount:	$425,000,000

Stated Maturity:	November 1, 2028

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2024

Coupon:	6.500%

Benchmark Treasury:	UST 4.625% due September 30, 2028

Benchmark Treasury Price / Yield:	99-06 3/4 / 4.806%

Spread to Benchmark Treasury:	+180 bps

Yield to Maturity:	6.606%

Price to Public:	99.555% of principal amount

Optional Redemption:

Make-whole call:

Prior to October 1, 2028 (one month prior to the maturity date of the 2028 Notes), the issuer may at its option redeem all or a portion of the 2028 Notes at a redemption price equal to the greater of:

•  the (a) sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 Notes matured on October 1, 2028) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus (x) 30 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the 2028 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par call:	In addition, on or after October 1, 2028 (one month prior to the maturity date of the 2028 Notes), the issuer may redeem the 2028 Notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	372460 AE5 / US372460AE59

Joint Book-Running Managers:	J.P. Morgan Securities LLC PNC Capital Markets LLC Wells Fargo Securities, LLC

Passive Book-Running Managers:	Truist Securities, Inc. NatWest Markets Securities Inc.

Senior Co-Managers:	BofA Securities, Inc. TD Securities (USA) LLC Santander US Capital Markets LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Goldman Sachs & Co. LLC ING Financial Markets LLC

Terms Applicable to the 2033 Notes

Securities:	6.875% Senior Notes due 2033

Aggregate Principal Amount:	$375,000,000

Stated Maturity:	November 1, 2033

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2024

Coupon:	6.875%

Benchmark Treasury:	UST 3.875% due August 15, 2033

Benchmark Treasury Price / Yield:	92-17 / 4.840%

Spread to Benchmark Treasury:	+ 210 bps

Yield to Maturity:	6.940%

Price to Public:	99.537% of principal amount

Optional Redemption:

Make-whole call:

Prior to August 1, 2033 (three months prior to the maturity date of the 2033 Notes), the issuer may at its option redeem all or a portion of the 2033 Notes at a redemption price equal to the greater of:

•  the (a) sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on August 1, 2033) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus (x) 35 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the 2033 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par call:	In addition, on or after August 1, 2033 (three months prior to the maturity date of the 2033 Notes), the issuer may redeem the 2033 Notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	372460 AD7 / US372460AD76

Joint Book-Running Managers:	J.P. Morgan Securities LLC PNC Capital Markets LLC Wells Fargo Securities, LLC

Passive Book-Running Managers:	Truist Securities, Inc. NatWest Markets Securities Inc.

Senior Co-Managers:	BofA Securities, Inc. TD Securities (USA) LLC Santander US Capital Markets LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Goldman Sachs & Co. LLC ING Financial Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**Note: It is expected that delivery of the notes will be made to investors against payment therefor on or about November 1, 2023, which will be the seventh business day following the date hereof (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date may be required, by virtue of the fact that the notes initially settle in T+7, to specify alternate settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during the period described above should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at +1 (866) 803-9204, PNC Capital Markets LLC at +1 (855) 881-0697 or Wells Fargo Securities, LLC at +1 (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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